

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 21, 2008

<u>By U.S. Mail and facsimile</u>

Amir Adnani
President, Chief Executive Officer
Uranium Energy Corp.
9801 Anderson Mill Road, Suite 230
Austin, Texas 78750

> **Re:** **Uranium Energy Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-152587**
> **Filed July 29, 2008**

Dear Mr. Adnani:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 15

1.   Please disclose if any selling shareholder is a registered broker-dealer or affiliate of
     a registered broker-dealer. If you determine that the selling shareholder is a
     registered broker-dealer, please revise your disclosure to indicate that such selling
     shareholder is an underwriter, unless such selling shareholder received its securities
     as compensation for investment banking services. If the selling shareholder is an
     affiliate of a registered broker-dealer, please disclose, if true, that such selling
     shareholder acquired its shares in the ordinary course of business and at the time of
     the acquisition did not have any arrangements or understandings with any person to
     distribute the securities. If not, you must indicate that such selling shareholder is an
     underwriter.

Summary Compensation Table, page 99

2.   Please include a footnote describing all assumptions made in the valuation of the
     option awards granted to your officers by reference to a discussion of those
     assumptions in your financial statements, footnotes to the financial statements, or
     discussion in the Management's Discussion and Analysis. See the Instruction to
     Item 402(c)(2)(v) and (vi).

Directors Compensation Table, page 100

3.   Include a footnote describing all assumptions made in the valuation of the option
     awards granted to your directors by reference to a discussion of those assumptions
     in your financial statements, footnotes to the financial statements, or discussion in
     the Management's Discussion and Analysis. See the Instruction to Item 402(k),
     indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item
     402(k).

4.   Disclose the aggregate number of option awards and stock awards, if any,
     outstanding at fiscal year end held by each of your directors, as required in the
     Instruction to Item 402(k)(2)(iii) and (iv).

Exhibit 5.1

5.   We note your assumption that "at the time of the exercise of the July 2008
     Warrants, the December 2006 Warrants, the Liquidity Incentive Warrants and the
     January 2007 Warrants, there will be a sufficient number of authorized but unissued
     shares of the Company's common stock to permit the issuance of the July 2008
     Warrant Shares, the December 2006 Warrant Shares, the Liquidity Incentive
     Warrant Shares and the January 2007 Warrant Shares." It is inappropriate to
     assume that there will be enough authorized but unissued shares of common stock

to permit the issuance of the shares underlying the warrants at the time of their exercise. Please remove this assumption.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Sean Donahue
      Tom Deutsche 604-685-7084